EXHIBIT 99.1

**A Proposal to Improve Corporate Governance at Health Catalyst**

Resolved:

First, shareholders urge the Board of Directors to adopt amendments to the Certificate of Incorporation as follows:

1. Delete Article V and Article VIII.
2. Replace Article VI, Section 3 with:

   3. Number of Directors; Term of Office. The number of Directors of the Corporation shall be fixed solely and exclusively by resolution duly adopted from time to time by the Board of Directors. The Directors shall serve one-year terms. All directors shall stand for election at the next annual or special meeting of shareholders.

3. In Article IX, replace "sixty-six and two-thirds percent (66-2/3%)" with "a majority".

Second, upon approval of the Board of Directors, shareholders amend the Certificate of Incorporation as follows:

1. Delete Article V and Article VIII.
2. Replace Article VI, Section 3 with:

   3. Number of Directors; Term of Office. The number of Directors of the Corporation shall be fixed solely and exclusively by resolution duly adopted from time to time by the Board of Directors. The Directors shall serve one-year terms. All directors shall stand for election at the next annual or special meeting of shareholders.

3. In Article XI, replace "sixty-six and two-thirds percent (66-2/3%)" with "a majority".

Third, shareholders amend the Bylaws as follows:

1. Replace Article I, Section 3 with:

3. <u>Special Meetings</u>. Special meetings of the stockholders of the Corporation may be called by the Board of Directors acting pursuant to a resolution approved by the affirmative vote of a majority of the Directors then in office, and by stockholders upon request of stockholders representing at least 10% of the common shares outstanding as of the date of the request. Only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders of the Corporation.

2. Add Article VI, Section 12:

12. <u>Action without Meeting</u>. Any action required or permitted to be taken by the stockholders of the Corporation at any annual or special meeting of stockholders of the Corporation may be effected by a written consent of stockholders in lieu thereof.

3. Replace last sentence in Article II, Section 2 with: Directors shall serve no more than five consecutive one-year terms and no more than eight total one-year terms, including partial years when appointed to fill a vacancy.

4. Add new sentence to end of Article II, Section 15: No Director may serve on the Nominating and Corporate Governance Committee if they may not stand for reelection pursuant to Article II, Section 2.

5. Add new sentence to end of Article III, Section 11: The Chief Executive Officer may not serve as Chairman of the Board or presiding director.

In Article VI, Section 9(b), replace "sixty-six and two-thirds percent (66-2/3%)" with "a majority".